UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name in English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Director

Effective July 6, 2021, Mr. Yunseong Hwang was appointed to the Board of Directors of Arrival (the “Company”). Mr. Hwang replaces Mr. Jae Oh who resigned as a director of the Company effective July 5, 2021. Mr. Hwang will serve as a member of the Nominating and Corporate Governance Committee.

Yunseong Hwang currently serves as Vice President and Head of Open Innovation Investment Group, Hyundai Motor Group. He has more than 21 years of experience in growing some of the world’s most innovative companies. At Hyundai, he has been responsible for leading a broad range of strategic investment activities ranging from startup incubators to mergers and acquisitions. He also worked across opening and managing open innovation centres globally, as well as designing and implementing open innovation training and culture change programs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By:	/s/ Denis Sverdlov
Name:	Denis Sverdlov
Title:	Chief Executive Officer

Dated: July 12, 2021